(Commission File No.: 001-38481)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: HTLF

(Commission File No.: 001-15393)

The following is a transcript of a conference call between employees of UMB Financial Corporation on April 29, 2024.

UMB Associate Conference Call: HTLF Announcement | April 29, 2024

Call Operator: Hello, and welcome to the conference call for UMB associates. I will now turn the call over to Mariner Kemper.

Mariner Kemper: Good afternoon, everybody! I am really excited to be with you today. We’ve got Jim Rine, Shannon, Ram and Brian here with me.

We’re going to say a few comments about our exciting news today. This is truly a historic day for UMB. We announced this morning, if you didn’t see it, the acquisition of Heartland and also our earnings. Starting with the earnings, we had a fantastic earnings; it’s probably close to the best announcement, this quarter, in the industry. It was really fantastic, and it’s because of all of you. Then we coupled that with the announcement of acquiring Heartland or HTLF. This is a really, really amazing, exciting time for UMB.

This transaction will increase UMB’s asset size by 40%, taking us to $65 billion. It’s going to give us a much bigger footprint, and it will double the size of our retail banking deposits. It will keep our loan deposit ratio at 67%, even after growing from $44 billion to $65 billon, which really is the dry powder for us. It’s the raw material that allows us to continue to grow and continue to serve our clients and be available for them. You see around the industry a lot of banks that are well lent up, close to 100%, and that’s because they have been greedy for earnings. What that means though at the end of the day is when their customers need to borrow money, they have to go find wholesale funding and scrounge around for funding. This transaction allows us to keep our great profile of liquidity and keep ourselves available for our prospects and our customers.

That’s super exciting. It also increases our wealth management assets by a little over 30%, which is another goal of ours. We accelerate our business plan. We are able to strategically go into new markets. We pick up 109 branches in this process. We pick up a whole slew of new markets. We get to double down on some of the markets that are already really big to us like Arizona, Kansas City and Denver.

It’s really an exciting transaction. It also increases our profitability significantly by increasing at 31% on an EPS accretion basis going forward, which allows us to then build our capital levels very quickly – which at the end of the day, all that does for us is it makes us stronger, safer, sounder, and allows us to return more capital to our shareholders. It allows us to invest in our communities, invest in our employees, invest in our products. So, we will be top tier from a profitability standpoint when we’re done with this, and it really is powerful.

This makes us a powerful regional bank and continues the story of our stability; I couldn’t be more excited. It also puts us in the top five of the 616 publicly traded banks in the U.S., so I couldn’t be more excited. I could just go on forever talking about how excited I am about this … but I’m not going to do that. I’m going to turn it over to Jim Rine. He’s going to talk a little bit more about how we’re able to leverage our company into their company.

Jim Rine: Thanks, Mariner, and don’t let my monotone voice fool you … I’m actually really excited like Mariner. If you’re in Commercial banking and you’re a Heartland client, we have a much more robust Treasury Management system.

There will be a great upgrade for their clients, and we won’t have to make any additional investment in that. Consumer – I believe Mariner touched on it – but this doubles our Consumer deposits in the branch network. Currently, our Consumer deposits are roughly 20% of our overall deposit base. By being able to double that through this transaction will be great not only for the markets we’re already in, where we do have overlap, but expanding their footprint as well.

On the Consumer side, they operate on a different teller platform; I won’t get into all of the metrics or systems of the transition, but we’ll be able to bring them over to our teller platform, which would be encouraging for our associates. They [HTLF] evidently aren’t happy with their platform.

As it relates to the markets we’re currently in, it increases Texas; it’s mainly West Texas that they’re in –

Lubbock and further west. It helps expand our presence in Texas. But if you’re in the Institutional business, they have no Institutional offering. So, whether it’s expanding HSA with the direct-to-employer model that we’ve engaged, the Corporate Trust, most of the Corporate Trust business is through working with local attorneys, and it opens up new markets and new relationships for us.

And at the end of the day, I’m looking forward to seeing how this will continue our Commercial and Institutional referral relationships that have already been established – where we’ve made serious traction in the Alternative Investment space through Fund Services through their own mix of clients and private equity relationships.

It’s a really good match that benefits each of our business lines. And I’m looking forward to you all hearing more about it in the future weeks.

Mariner Kemper: One last thing I’ll add before I turn it over to Shannon is that they [HTLF] also bring some things our way, and one of the things that’s really neat is their small business platform. We get to benefit from the systems they use, their processes, their acumen on the small business side to build out and leverage that into our footprint. If you think about a place like St. Louis where they don’t exist – the benefit there for us is that we can take that into St. Louis and really, really help a market like St. Louis for small business. That would be something you’d see in all of our markets, but with them not having any presence in St. Louis, that’s a pretty big deal.

Jim Rine: On the Consumer platform they use Q2 for their app and that offering, and they also use Q2 for Small Business, which we currently do as well.

I’ll turn it over to Shannon—and take it away.

Shannon Johnson: Thank you so much. I thought they were going to do all the talking, so I’m here for a minute. It is a super exciting day for all of us. And because of all of the amazing work you do it helps us be able to do something like this.

We are 3,600 associates strong; they [HTLF] have a little less than 2,000. You might be thinking, so what’s next, what are they thinking and feeling, and our teams are working with their teams to make sure that they have a lot of information. You’ll be seeing a Heartland page on The Vault that has a lot of great information for you to learn about them. They will start to get that same type of information to learn about us, but something important to keep in mind is until we have our regulatory approval, both of our companies will operate independently. We’ll be spending a lot of time getting to know each other.

This is an opportunity for you to share why you’re at UMB, what you love about the products and services you are empowered to bring to your customers, what you love about the culture. And ask them about the same thing. Build those relationships as you have those opportunities. This is a big change for them – more so than it is for us – but it’s a really great opportunity to identify the values that they’ll bring to UMB. Be excited about meeting your counterparts—know that some of them are going to be a little bit nervous, and that’s understandable.

And who we are in terms of delivering the unparalleled experience to each other, this is a perfect opportunity to put that into play. We know you’ll do that on behalf of each other and on behalf of us as we welcome Heartland into our organization, both informally as we operate on our own for a while.

A little bit of information on that: We are regulated by the OCC. There is an application process – we’re thinking anywhere from six to nine months. But as you all know, the environment in banking regulation and mergers is kind of a little bit of an unknown, but we feel very good about our regulatory understanding and support of this transaction. So, we’ll keep you posted.

You all do this each and every day for your customers and each other, which is you live out our values. We are a place with a heart. We are a place that connects people to what they’re looking for and to each other. And if you can extend that to our folks at Heartland, as you continue to know them, it will make this acquisition even more successful than we know it’s going to be on the financial perspective.

I do want to make a shout out. We had over 200 associates helping us on our due diligence for this transaction. In less than five weeks, this team took on basically a second full-time job, and in many instances, was working day and night to help us really understand what is within Heartland to make sure that we know what we are getting into and know what we are being able to leverage as we merge our organizations down the road. You all did an amazing amount of work in a very quick period of time, and it’s just the way UMB mobilizes when we’re called to action, whether it’s like with PPP or anything else.

We are a pretty incredible organization that meets every challenge that’s presented. And this is an exciting one, but nonetheless, the work was heavy and quick, and we want to thank all of you who answered the call to the millions of emails and meetings that were put on your calendar. Again, a super exciting day. This is a super exciting opportunity to extend our brand and our culture into the markets and with the new teammates that we will eventually bring into the organization.

And with that we will have Ram talk a little more about the financial side.

Ram Shankar: Thanks, Shannon. Mariner touched on a couple of things. First was the first quarter results we shared. With all of this excitement that is palpable here, we shouldn’t forget what a great start to 2024 we’ve had. Our earnings per share if you missed it, or haven’t gotten around to it, was $2.47. And the street expectation for us was $1.80, so pat yourself on the back. This is all because of you. This is a very strong quarter from that perspective.

Mariner talked about the $65 million asset pro forma. Here are some interesting stats for you. UMB will become the 26 largest publicly traded bank in the country. We are 36 as of today. And 54 if you include all the private banks as well. So, we are moving up in the ranks in terms of our asset footings and clearly our branches and all that.

If you look at our stock price today, it was down more than $5. The only thing I would say there is it’s very typical, especially when there’s a buyer involved. Shannon talked a lot about the regulatory environment, specifically for banks. That’s always an uncertainty. And then the street is always worried about execution risk and integration risk. This is very typical in a merger. It happens on day one and then stops and usually rebounds, depending on the merit of this transaction.

On a positive note, over the last two days, we had a lot of calls with different institutional investors, and the good news from that is we raised about $200 million in new growth capital. These are the largest and most reputed institutional investors. We named one of them: Wellington. They manage over $1 trillion in assets under administration and many of them were our existing top holders. What that tells us is there’s a lot of confidence from the investment community in the long-term aspect of this transaction. So, even though the stock might have been down $5 today, there’s a lot of value in the long-term aspect of this transaction.

And the good news also is we were looking to raise about $200 million, and we had more than $320 million of demand for that. So, you would call that well over subscribed. Again, it’s a testament to what the storyline is about UMB in this particular acquisition.

And lastly, I’ll just echo what Shannon said about thanking everybody who worked on the due diligence, helping Matt and others, Shannon and myself, with all the work behind it, and a preemptive thank you as well; the work’s not done. So now comes the integration part, the conversion part. There’s going to be a lot of work for many of us.

Lastly, speaking of conversions, very special shout out to all those who worked on the healthcare conversion over the weekend. That was a rousing success. We could not have done it without you. So, thank you to all of you and great job.

I’ll turn it back to Mariner.

Mariner Kemper: Just want to wrap up. Thanks again for taking the time today out of your busy schedules. It’s just a really historic, exciting day. I couldn’t be more pumped. I think this is just the next chapter for us.

We have been doing this as a company for 111 years. We’ve gotten stronger every year, and this is just another chapter of our evolution to continue to remain strong and remain a leader in the business. I just ask you all to lean in with me. We’re going to go crush it all over again. We’re going to go extract value out of this combination and be bigger, better, stronger, bolder, and it’s just going to be that much better going forward.

I’m really excited about it. If you want to read more about it, there’s press releases, there are investors decks that talk about all the things we talked about and then some. There are maps that show where all the branches are and all of that fun stuff on The Vault. So go look for that on The Vault.

There’s a lot of work to do; I’ll echo Shannon. You’ll be invited to engage with the HTLF associates along the way, and I just echo what she said about it’s an opportunity to just share about our company and how excited we all are at work here so they feel welcome when the time comes.

That’s all we have to say. We’re super, super excited. This is really, really a historic and important day for UMB … a lot of work left to do, but let’s go rock it out. Let’s go crush this.

Keep after it; we’re excited. Hope you’re excited, and we’ll talk to you soon.

Webex operator: Thank you for joining today’s call. You may now disconnect your device.

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about UMB Financial Corporation’s (“UMB”), Heartland Financial USA, Inc.’s (“HTLF”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between UMB and HTLF (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in UMB’s and HTLF’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between UMB and HTLF; the outcome of any legal proceedings that may be instituted against UMB or HTLF; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which UMB and HTLF operate; the ability to promptly and effectively integrate the businesses of UMB and HTLF; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of UMB’s or HTLF’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by UMB’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters.

These factors are not necessarily all of the factors that could cause UMB’s, HTLF’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm UMB’s, HTLF’s or the combined company’s results.

All forward-looking statements attributable to UMB, HTLF, or the combined company, or persons acting on UMB’s or HTLF’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and UMB and HTLF do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If UMB or HTLF update one or more forward-

looking statements, no inference should be drawn that UMB or HTLF will make additional updates with respect to those or other forward-looking statements. Further information regarding UMB, HTLF and factors which could affect the forward-looking statements contained herein can be found in UMB’s Annual Report on Form 10-K for the fiscal year ended December  31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm) , and its other filings with the SEC, and in HTLF’s Annual Report on Form 10-K for the fiscal year ended December  31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm ), and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It

This communication does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, UMB will file with the SEC a Registration Statement on Form S-4 to register the shares of UMB capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of UMB and HTLF that also constitutes a prospectus of UMB. The definitive joint proxy statement/prospectus will be sent to the shareholders of UMB and stockholders of HTLF seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, HTLF, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by UMB or HTLF through the website maintained by the SEC at http://www.sec.gov or from UMB at its website, www.UMB.com, or from HTLF at its website, www.htlf.com. Documents filed with the SEC by UMB will be available free of charge by accessing the “Investor Relations” page of UMB’s website at www.https://investorrelations.umb.com/overview/default.aspx, or alternatively by directing a request by mail to UMB, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106, and documents filed with the SEC by HTLF will be available free of charge by accessing HTLF’s website at www.htlf.com under the “Investor Relations” tab or, alternatively, by directing a request by mail to HTLF’s Corporate Secretary, 1800 Larimer Street, Suite 1800, Denver, Colorado 80202.

Participants in the Solicitation

UMB, HTLF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of UMB and stockholders of HTLF in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of UMB and HTLF and other persons who may be deemed to be participants in the solicitation of shareholders of UMB and stockholders of HTLF in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of UMB and their ownership of UMB common stock is also set forth in the definitive proxy statement for UMB’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm). Information about the directors and executive officers of UMB, their ownership of UMB common stock, and UMB’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in UMB’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February  22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm ), and in the sections entitled “Our Board of Directors” and “Stock Owned by Directors, Nominees, and Executive Officers” included in UMB’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March  3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm ). To the extent holdings of UMB common stock by the directors and executive officers of UMB have changed from the amounts of UMB common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of HTLF and their ownership of HTLF common stock can also be found in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April  9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm ) and other documents subsequently filed by HTLF with the SEC. Information about the directors and executive officers of HTLF, their ownership of HTLF common stock, and HTLF’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in HTLF’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 23, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm), and in the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions” included in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April  9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm ). To the extent holdings of HTLF common stock by the directors and executive officers of HTLF have changed from the amounts of HTLF common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.